05041114

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 2005
WASH. D.C.
213

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42545

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Walton Johnson & Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2911 Turtle Creek Blvd., Suite 800
(No. and Street)

Dallas	Texas	75219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John A. Walton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Walton Johnson & Company, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELONIA Y. TAYLOR
Notary Public, State of Texas
My Commission Expires 10-08-05

Signature

CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Walton Johnson & Company

We have audited the accompanying statement of financial condition of Walton Johnson & Company, as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Walton Johnson & Company as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 7, 2005

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

WALTON JOHNSON & COMPANY

Statement of Financial Condition

December 31, 2004

ASSETS

Current assets:		
Cash and cash equivalents	$	51,346
Receivable from brokers and dealers		18,843
Clearing deposit		50,398
Receivable from affiliates		17,000
	$	137,587

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable - trade	$	15,081
Stockholder's equity:		
Common stock, 100,000 shares authorized, no par value, 10,000 shares issued and outstanding		2,124,101
Retained earnings (deficit)		(570,363)
Receivable from Parent		(1,431,232)
Total stockholder's equity		122,506
	$	137,587

The accompanying notes are an integral part of this financial statements.

WALTON JOHNSON & COMPANY
Notes to Financial Statement
December 31, 2004

Note 1 - Summary of Significant Accounting Policies

Organization and Business Activity

Walton Johnson & Company (the "Company"), a wholly-owned subsidiary of The Walton Johnson Group, Inc. (the "Parent"), is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are to be handled by a clearing broker-dealer. Receivables from broker-dealers are from the clearing broker-dealer.

The Company acts as a broker-dealer for municipal, government and corporate bonds and equity securities as well as an investment advisor to its clients. The Company's clients are located primarily within the state of Texas.

Cash and Cash Equivalents

The Company treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less not held for sale in the ordinary course of business as cash equivalents for purposes of the statement of cash flows.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission Revenue

Customer's securities transactions are reported on a settlement date basis with related commission income and expense reported on a settlement date basis. The amounts recorded for commission income and expense for customers' securities transactions approximate the amounts that would be recorded on a trade date basis.

Note 1 - Summary of Significant Accounting Policies, continued

Advisory Fees

Advisory fees include fees earned from providing financial advisory services. Such fees are recorded at the time the services are rendered and the income is reasonably determinable.

Accounts Receivable

Management has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed. The Company recognized no bad debt expense for the year ended December 31, 2004.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. There were no material temporary differences during 2004 other than benefits associated with net operating loss carryforwards.

Note 2 - Related Party Transactions

As of December 31, 2004, the Company had advanced the Parent $1,431,232 unsecured, non-interest bearing basis and had borrowed $17,000 from an affiliate on an unsecured, non-interest bearing basis.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital of approximately $96,506 and net capital requirements of $50,000. The ratio of aggregate indebtedness to net capital was .16 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Income Taxes

The Company is included in the consolidated Federal income tax return of the Parent.

Note 6 - Walton Johnson Group, Inc. 401(k) Plan

The Company participates in a salary reduction plan under the provisions of Section 401(k) of the Internal Revenue Code sponsored by the Parent. The plan covers substantially all full-time employees who have completed three months of service with the Company. The Company will contribute a matching contribution equal to 70% of the salary reduction elected by each employee up to a maximum of 6% of annual salary. The Company may also decide to make nonelective contributions to the plan.

Note 7 - Concentration Risk

The Company maintained cash balances during the year in excess of amounts insured by the Federal Depository Insurance Corporation.

Note 8 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle securities transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on unsettled trades. Management of the Company has not been notified by the clearing broker-dealer, nor are they otherwise aware of any potential losses related to this indemnification though December 31, 2004.

Note 9 - Receivable from Parent

During 2004, the Company reflected "Receivable from Parent" as a contra-equity amount.